VIA EDGAR

June 10, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re: Churchill Capital Corp X

Draft Registration Statement on Form S-1

Submitted March 8, 2024

CIK No. 0002007825

Ladies and Gentleman:

Churchill Capital Corp X (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2024 relating to the Draft Registration Statement on Form S-1, filed by the Company with the Commission on March 8, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment to the Draft Registration Statement on Form S-1 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Cover page

1.

We note your disclosure elsewhere in the filing that your Class B ordinary shares have different voting rights to appoint or remove directors than the Class A ordinary shares you are registering in your offering. Please revise the disclosure on your cover page to briefly describe the voting rights of the securities. Refer to Item 501(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page of the Registration Statement to include the requested information.

Summary

Conflicts of Interest, page 32

2.

We note your disclosure that Mr. Klein will have no duty to offer acquisition opportunities to the company unless presented to him solely in his capacity as an officer or director of the company and after he has satisfied his contractual and fiduciary obligations to other parties. We also note your disclosure on page 114 that Mr. Klein and the Operating Partners have complete discretion, subject to applicable fiduciary duties, as to which blank check company they choose to pursue a business combination. Please clarify whether Mr. Klein has any existing contractual and fiduciary obligations to other parties to offer acquisition opportunities to such parties.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure throughout the Registration Statement to include the requested information.

Principal Shareholders, page 155

3.

We note your disclosure in footnote 2 to the table in this section that the After Offering interests shown consist of founder shares and private placement shares. Please clarify in this section how many of those 6,550,000 shares are founder shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 155 of the Registration Statement to include the requested information.

Underwriting, page 198

4.

We note your disclosure that BTIG, LLC will be admitted as a member of the sponsor in connection with the closing of this offering and will be allocated interests in the sponsor corresponding to 250,000 founder shares (or up to 287,500 founder shares if the overallotment is exercised in full) as upfront underwriting compensation in lieu of a cash underwriting discount and that separately, an affiliate of BTIG, LLC will commit to invest $500,000 in, and will be admitted as a member of, the sponsor in connection with the closing of this offering in exchange for interests in the sponsor corresponding to 50,000 private placement units and 200,000 founder shares. Please clarify the terms under which admitting BTIG and its affiliate as members of the sponsor will allocate interests in specific numbers of shares and units held by the sponsor to those entities. Also, please clarify the relationship with and identify the affiliate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 199 of the Registration Statement to include the requested information.

5.

We note your disclosure that BTIG will be allocated interests in your sponsor corresponding to 250,000 founder shares as upfront underwriting compensation, and it appears that an affiliate of BTIG will also be allocated interests in shares at a substantial discount to the offering price. Please disclose, here and on the cover page the aggregate total underwriting compensation which will be paid to BTIG and its affiliates in connection with the offering. Refer to Item 508(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page of the Registration Statement as well as elsewhere in the prospectus to include the requested information.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Michael Klein

Michael Klein, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP